Matt Freeman, Attorney, Managing Partner of Freeman and Freeman

Matt has been the managing partner of Freeman and Freeman since 1997. Freeman and Freeman is a state-wide law practice with an emphasis on fighting Nursing Home abuse on behalf of the most vulnerable in our society. Matt has been trying cases for over twenty years throughout California. He is dedicated to helping people who have suffered serious injuries as a result of the carelessness or misconduct of others.

He also operates the Lucky Lemon Farm near Occidental, CA with his wife.

Prior to becoming an attorney, Matt was the managing partner of a London-based advertising company.